22 January 2007

RECEIVED

2007 JAN 26 A 10:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07020579

SUPPL

Dear Sir

Nedcor Ltd

~~Nedbank Group Limited~~
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – Nedbank Tier II bond issues.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

PROCESSED
JAN 30 2007
THOMSON
FINANCIAL

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

1/29

Nedbank Group - Nedbank Tier II Bond Issues

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group")

TIER II BOND ISSUES

Nedbank Limited, a wholly-owned subsidiary of Nedbank Group, has mandated Nedbank Capital to lead manage, together with Citigroup, two Tier II capital bond issues of up to R2 billion in aggregate. The bonds, which will qualify as regulatory Tier II capital, will be issued to finance a portion of the redemption of the NED2 R4 billion BESA listed issue, which Nedbank intends to call on the scheduled call date of 9 July 2007, subject to prior written approval by the Registrar of Banks. A roadshow to present the fundamentals and key features of the proposed bond issues commences today.

These bond issues are aimed at balancing the levels of debt and equity in regulatory capital, as part of Nedbank's long-term capital management programme.

Application will be made to list the bonds on the Bond Exchange of South Africa (BESA).

For further information please contact:
Mike Brown (Chief Financial Officer),
tel: +27 (0)11 294 9999, email: mikeb@nedbank.co.za
Trevor Adams (Head of Group Capital Management & Basel II),
tel: +27 (0)11 294 1141; email: trevor.adams@nedbank.co.za
Markus Borner (Nedbank Group Capital Management),
tel: +27 (0)11 295 8616, email: markusb@nedbank.co.za

Sandton
22 January 2007

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital